# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hennessy Advisors, Inc., CIK 0001145255
CUSIP: 425885100
Title of class of securities: Common stock, no par value
Address of issuer's principal executive offices: 7250 Redwood Boulevard, Suite 200, Novato, California (CA), 94945
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001801142

## Reporting persons
- Seaport Global Asset Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 409,015; sole dispositive power 0; shared dispositive power 409,015; aggregate amount beneficially owned 409,015 (5.2% of the class)
- Stephen C. Smith: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 409,015; sole dispositive power 0; shared dispositive power 409,015; aggregate amount beneficially owned 409,015 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Hennessy Advisors, Inc.
Address of issuer's principal executive offices: 7250 Redwood Boulevard, Suite 200, Novato, CA 94945

## Item 2. Person Filing
Name of person filing: This names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, no par value (the "Common Stock") of Hennessy Advisors, Inc. (the "Issuer") are: (i) Seaport Global Asset Management LLC ("Seaport") and (ii) Stephen C. Smith.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 360 Madison Avenue, 23rd Floor, New York, NY 10017.
Citizenship: Seaport is a New York limited liability corporation. Mr. Smith is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, Seaport beneficially owned 409,015 shares of Common Stock. Shares of Common Stock reported herein represent shares held by investment advisory clients of and trusts managed by of Seaport. Mr. Smith is the manager of Seaport.
Percent of class: The information set forth on Row 11 of the cover pages to this Schedule 13G is incorporated herein by reference. The percentages are calculated based upon 7,891,917 shares of Common Stock issued and outstanding as of December 8, 2025, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2025.
Sole power to vote or to direct the vote: The information set forth on Row 5 of the cover pages to this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth on Row 6 of the cover pages to this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth on Row 7 of the cover pages to this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth on Row 8 of the cover pages to this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Seaport Global Asset Management LLC: /s/ Stephen C. Smith, Stephen C. Smith, Authorized Signatory (02/03/2026)
- Stephen C. Smith: /s/ Stephen C. Smith, Stephen C. Smith (02/03/2026)